INVEST IN **WINSANTOR**

Developing The First Disease Modifying Drug to Regenerate Peripheral Nerves

winsantor.com San Diego California

Technology | B2B | Healthcare | Science & R&D

LEAD INVESTOR

Kevin Burke

WinSanTor has a drug in FDA trials that shows significant promise in combating neuropathy. Neuropathy causes debilitating loss of feeling, particularly in digits that can impede simple function and even walking. It's generally caused by diabetes, chemotherapy, or nervous system disease. This is a significant global market opportunity without similar competing compounds. The drug has been in use in western countries for 30 years which should be helpful to its approval process. In addition, WinSanTor has transitioned this compound from tablet form to topical. This reformulation may be an additional opportunity for the company for other ingestible tablets that may be converted to topical use.

Invested $150,000 this round

Highlights

1. Aiming to be the first drug to REGENERATE peripheral nerves & solve peripheral neuropathy
2. Final phase (PH3) of clinical studies for DPN (>50% of all diabetics) w/ de-risked repurposed API
3. Unmet need ignored/neglected by industry - "too big, too complex" - resulting in few competitors
4. Most development was funded by peer-reviewed gov't programs to solve problem (eg vaccines)
5. Exclusively licensed (Japan) for upfront & milestone payments (>$200M) and royalties
6. CEO's first two companies acquired by Qualcomm and Apple, technologies now standards on most phones
7. Advisors/Board are icons who changed their industry, now wanting change in healthcare via WST

8 Likely last investment opportunity for public before drug approval

Our Team



Nigel Calcutt Co-Founder

Prof. of Pathology- UC San Diego, Lead Preclinical Contractor- NIH NIDDK-RAID, Expert in Neuropathy

WinSanTor was not started as a typical company. Similar to the COVID story (infectious diseases), peripheral neuropathy was neglected by industry (and investors). The leading stakeholders gathered and funded the top researchers in DPN to find solutions. We were lucky. They just happened to discover a way to regenerate nerves, thus WST.



Paul Fernyhough Co-Founder

Professor in Pharmacology & Therapeutics at University of Manitoba, 20+ years in diabetic neuropathy



Lakshmi P. Kotra Co-Founder

Director at Center for Molecular Design and Preformulations at UHN, Expertise in drug development



Angela Hansen Vice President, Program Management and Regulatory

20+ years in drug development and clinical studies



Andrew Albertson Controller

12+ years of corporate finance and accounting experience



Stanley Kim Founder

Worked with some of the most iconic scientists. Last 2 companies were acquired by Qualcomm and Apple, technologies now standards in their industry.



Andrew Albertson

Pitch

WINSANTOR

DEVELOPING THE FIRST CURE FOR PERIPHERAL NEUROPATHY: A NEURODEGENERATIVE DISEASE THAT AFFECTS OVER 300M PEOPLE GLOBALLY

OPPORTUNITY

NEURODEGENERATION OF THE **OTHER** NERVOUS SYSTEM

Peripheral Neuropathy 101 (PN) | Insufficient Current Standard of Care | WST-057: A Novel & Proprietary MOA | Massive Opportunity *and* Expansion Potentiality

- The damage or dysfunction of one or more peripheral nerves (nerves outside brain/spine (CNS)) typically results in numbness, tingling, muscle weakness and pain in the affected area
- Debilitating neurodegenerative disease
- Neuropathies frequently start in the hands and feet, but can affect other non-CNS regions
- PN goes largely untreated, leading to poor QoL, pain, limb amputations and widespread morbidity
- Higher depression and suicide rates – "hopeless"
- Pain affects only a subset (20%) of symptoms

SYMPTOMS



Hyper Sensitivity
Tingling
Cramping Fasciculation
Foot Ulcers Amputations
Imbalance and limited mobility
Hot Cold
Soreness
Tightness
Fatigue
Numbness Burning Pain



Peripheral nerve endings
Normal skin
Neurodegeneration
Neuropathy

OPPORTUNITY

UNDERSTANDING THE DISEASE

Peripheral Neuropathy 101 | Insufficient Current Standard of Care | WST-057: A Novel & Proprietary MOA | Massive Opportunity *and* Expansion Potentiality

- While peripheral neuropathies can be initiated by diverse events (diabetes, HIV, chemotherapy, etc.), it is believed that most display some degree of mitochondrial dysfunction
- Mitochondrial damage results in a chronic axonal energy deficit that is the proximate cause of the symptoms of neuropathy

Metabolic changes | Chemotherapy | Autoimmunity | HIV

Microvascular changes ⇔ Mitochondrial dysfunction ⇔ Inflammation

↓

Structural and functional alterations of peripheral nerves

↓

Peripheral Neuropathy

Sources: Bennett et al. 2014

OPPORTUNITY

PREVALENCE = OPPORTUNITY



18M
1M
800,000
600,000
400,000
200,000
50-70% of diabetics
~40% of chemo-patients
1/3 of all HIV/AIDS
Genetic
Surgery
Infectious
Alcohol
Aging
The cause of PN is UNKNOWN to 4.4M patients
CAUSES
Diabetic (DPN)
Chemo (CIPN)
HIV
OTHER CAUSES
Idiopathic Neuropathy
SOURCE: The Foundation for Peripheral Neuropathy



more than
30M Americans suffer from PN

5% U.S. market alone would make WST-057 one of the top grossing drugs globally

Indication	DPN	CIPN	Idiopathic
Prevalence	18M	7M	4.4M
Price (annual)		$3000	
% Penetration		5% of just U.S. market	
Total Sales	**$4.5B**	**$1.7B**	**$1.1B**
% Penetrations		100% of just U.S. market	
Total Sales	$90B	$35B	$2.2B

OPPORTUNITY

UNMET NEED = OPPORTUNITY

Peripheral Neuropathy 101 | **Insufficient Current Standard of Care** | WST-057: A Novel & Proprietary MOA | Massive Opportunity *and* Expansion Potentiality

0

Number of approved drugs to prevent or reverse peripheral neuropathy

Current solutions, at best, mask the problem, and at worst, cause more damage

Lifestyle adjustments
- Diet, physical therapy, healthy living

→ Only slows down nerve damage

Change or modify treatments
- Lower or change chemotherapy

→ Less effective chemo

Drugs or mechanical aids to treat symptoms
- Mask pain
- Damage continues
- Gabapentin, Lyrica, opiates

→ Addiction or side effects

SOLUTION

BREAKTHROUGH SCIENCE IN REGENERATING PERIPHERAL NERVES

Peripheral Neuropathy 101 | Insufficient Current Standard of Care | **WST-057: A Novel & Proprietary MOA** | Massive Opportunity *and* Expansion Potentiality

WinSanTor = leading scientists gathered and funded (>$40M) to solve problem – now in PHASE 3

BREAKTHROUGH SCIENCE	PROOF OF MECHANISM: DISEASE MODIFYING	Repurposed API	Safety	Reformulated
Novel MoA on nerve regeneration via increased mitochondrial activity	Preventing and reversing nerve damage	Previously approved in EU and Asia (unrelated indication)	40yrs of systemic safety (oral pill) in millions of people	A proprietary topical reformulation
PATENTED	PATENTED	PATENTED		WST-057 PATENTED

* Employing in vitro and in vivo models of diabetic PN and chemotherapy-induced PN

SOLUTION

MULTIPLE PHASE 2 STUDIES COMPLETED (OVERVIEW)

Peripheral Neuropathy 101 | Insufficient Current Standard of Care | **WST-057: A Novel & Proprietary MOA** | Massive Opportunity *and* Expansion Potentiality

	Completed Q4 2022	Completed Q4 2021	Completed Q2 2022
Trial	**P1 multiple dose, safety, tolerability, and PK study**	**P2a safety, tolerability, exploratory efficacy study**	**P2a proof-of-concept study**
			Randomized, double-blind, placebo-controlled

	Randomized, double-blind, placebo-controlled Healthy volunteers (n=24) 14 days, QD	Randomized, double-blind, placebo-controlled T2DM patients with painful PN (n=46) **6 months**, QD (low / high dose)	T2DM patients with painful PN (n=49) **3 months**
Key conclusion	✓ No appreciable differences between subjects treated with WST-057 and placebo ✓ All doses were safe and well tolerated with no SAEs nor drug discontinuation due to AEs	✓ Dose dependent nerve (IENF) growth when compared to both baseline, as well as placebo (** p<0.001) ✓ Increased Sural Nerve Velocity (nerve health/function) ✓ All doses were safe and well tolerated with no SAEs	✓ WST-057 shows significant reduction in scores for physical examination endpoints specific to early sensory predominant polyneuropathy ✓ All doses were safe and well tolerated with no SAEs

PHASE 2 RESULTS:
(FIRST)
- Nerve growth and repair (dose dependent)
- Improved sensitivity & strength
- quality of life improvement
- reduction of symptoms, including pain
- Increased activity and sleep
- Placebo group degenerated

No adverse affects observed.

PHASE 3
(initiated)
Proceeding as FIRST:
- Disease-modifying treatment
- Regenerating/Repairing nerve damage
- Preventing/Reversing peripheral neuropathy

SOLUTION

RESULTS - REGENERATING PERIPHERAL NERVES IN HUMANS



Click **IMAGE** to watch interview

If video does not work, please go to this URL:
https://vimeo.com/452771495/de1ec8758f

SOLUTION

TESTIMONIALS

[redacted] had her punch biopsy test for Small Fiber Neuropathy last month and the results came back normal. She no longer has SFN. That is truly unheard of and we attribute that to your medication. She is dying to talk with you and I'd love to set up a conversation.

Here's a good one for ya, we are going for our 1st nighttime walk in 6 years

Today 8:14 AM
[redacted] just want to say thanks again for the help with my daughter's neuropathy. It's about 95% back. Been kinda stuck there for a while, maybe this is the way it's going to be. Haha. That topical must have worked. 🙏🙏👍👏

Jul 12, 2021
[redacted] didn't use the cream consistently as she lost hope, but today she's feeling something for the first time in 5 years! She's going to keep going consistently now.
1:22 PM


I meant it. Wouldn't be here without y'all.

SOLUTION

SECTION 1: BROAD OPPORTUNITY INTRODUCTION

Peripheral Neuropathy 101	Insufficient Current Standard of Care	WST-057: A Novel & Proprietary MOA	**Massive Opportunity *and* Expansion Potential (Globally)**

- **Our market is global**
- **>100** different types of PN
- **Affecting** 100s of Millions globally
- Painful diabetic neuropathy (PDN) only affects ~20% of DPN patients
- Affects all ages; mostly (>8%) 65+ years old report some degree of neuropathy
- One of the few drugs being

Metabolic diseases	Drugs & Toxins	Infections	
>250M WW 50-70% of 537M diabetics	**>6M WW** 10M annual chemo patients ~2/3 will get neuropathy ~1/3 permanent neuropathy	**~12M WW** 30 of 40M global HIV patients	**>>300M & Growing Globally**
Genetic diseases	**Sexual Sensory Disorder**	**Idiopathic Causes**	
>2.5M WW Charcot-Marie-Tooth	**~13.2% of all adults WW** ~100% of all SSRI patients	**~10M US** Unknown cause 1/3rd of all PN patients	

developed for global (affordable) market

Most elderly men & women

Sources: Clevelandclinic.org; Foundationferpn.org https://www.databridgemarketresearch.com/reports/global-chronic-inflammatory-demyelinating-polyneuropathy-cidp-market

PIPELINE (PROGRESS)

MULTIPLE INDICATIONS AND DEVELOPMENT OF NEW DRUGS

[redacted]

	INDICATION	ENDPOINTS	Preclinical	Phase 1	Phase 2	Phase 3
WST-057 (topical)	Diabetic PN	IENF + QOL + Pain			COMPLETED	Phase 3 (2 arms) 250 patients (North America) 250 patients (Europe) 500 Total
WST-057 (topical)	Painful Diabetic Neuropathy	Pain + IENF + QOL		Fast Track Designation	COMPLETED	
WST-057 (topical)	PK/PD	Final PK studies		COMPLETED		
WST-057 (topical)	HIV-induced PN	Pain + IENF + QOL	Phase 2			
WST-057 (topical)	Chemo-induced PN	Pain + QOL	Fast Track Designation		Phase 2	Chemo is still the 1st line against most cancers globally 2/3rds will get neuropathy
WST-057 (topical)	Sexual Sensory Disorder	Sensation + TTE	Phase 2 (start YE 2022)			
	G M P					
COMBI	Pain	Acute + Chronic Pain	Preclinical			
COMBI	Other	Extended Use	Preclinical			

FIRST DISEASE MODIFYING

STRATEGY

INTELLECTUAL PROPERTY

Patents


SPECIFIC
BROAD
Trade Secrets
Branding
Marketing
Pricing
Partnerships
Distribution

3 families
20 issued

Expiry

Compositions Formulations Combinations — PENDING — 2038+

New Entities Biologics/Chemicals — R&D

Compositions for PN Novel Uses — ISSUED — 2031+

Other Intellectual Property

- Methods And Compositions For Treatment Of Peripheral Neuropathies
  - Pub#: 20170027957
  - Filed: December 17, 2014
- Therapeutic Compositions For Diabetic Symmetrical Polyneuropathy
  - Pub#: 20130267506
  - Filed: October 24, 2011
- Topical Formulations For Treatment Of Peripheral Neuropathies
  - Pub#: 20220273671
  - Filed: March 24, 2020
- Compositions And Methods For Improving Sexual Sensory Disorders
  - App#: 2023010665
  - Filed: January 16, 2022

STRATEGY (R.O.W)

BUSINESS MODEL – PARTNERSHIP REVENUE (R.O.W.)

Phase 3 preparation → engaging regional partners

- Result-oriented licensing model
- Outcome-based financing (NDA & Sales)
- Payment of local clinical trials
- Sharing of results

Korea | Europe

China | Canada | MENA

ANZ | SEA | LATAM

Established licensing partners:

✓ **Japan** — Exclusive License
Milestone Fees + royalties
(>$20M upfront fees)

STRATEGY (United States)

BUSINESS MODEL – DIRECT TO PATIENTS (U.S. ONLY)

WINSANTOR

From pharmacies to hospitals to insurance companies to distributors, many entities are involved in getting a medicine from the pharmaceutical company to the patient. Together, they make up the pharmaceutical supply chain. This chart depicts a typical route a medicine takes from drug manufacturer to patient, including the roles of multiple players that make up the process.

WinSanTor believes the future lies in more **transparent direct-to-patient** relationships (under prescription), bypassing middle-men at **reasonable** cost to system and patients.



Big Pharma Drug Manufacturer
Payers (Government, Employers, and Insurers)
Wholesalers & Government Distributors
Pharmacy Benefit Manager (PBM)
Hospital
Physician Office
Specialty/ Retail Pharmacy
Other Sites
Patients
Rebates
Reimbursement
Product Distribution
Direct to Consumer

LEADERSHIP

EXPERIENCED MANAGEMENT FOCUSED ON DRUG APPROVAL


Stanley Kim
CEO


Andrew Albertson
CFO


Andrew Mizisin PhD
CSO


Harry Powell, MD
CMO


Angela Hansen BSc
SVP

Team		
Stanley Kim CEO / COB	Previous companies – SoftMax, (acq Qualcomm) Emotient (acq. Apple)	**Companies/Team developed technologies now standards on most cellphones**
Andrew Albertson CFO / Controller	Played integral role in IPO of ServiceNow	**14 years of experience in accounting & finance in tech, biotech and manufacturing**
Harry Powell, MD CMO	Emeritus Professor - Pathology UCSD School of Medicine	**Renowned authority in experimental neuropathology Pioneer in developing diagnostics in peripheral neuropathy**
Andrew Mizisin, PhD CSO	Emeritus Professor - Pathology UCSD School of Medicine	**Renowned researcher in peripheral nerve degeneration Heads preclinical development for WinSanTor**
Angela Hansen, BSc SVP Program/Regulatory	Previously with several companies developing neuroscience products	**Spent 20 years in pharmaceutical/drug development operations**

LEADERSHIP

THE LEADING ACADEMIC KEY OPINION LEADERS


Vera Bril, MD, FRCPC
University of Toronto
Professor
Medicine (Neurology)


Carolina Casellini, MD
East Virginia Medical School
Assistant Professor
Internal Medicine


Rayaz Malik, MBChB, PhD
Weill Cornell Medicine – Qatar
Professor
Medicine


Ahmet Hoke, MD
Johns Hopkins University (Medicine)
Professor
Neurology/Neuroscience


Nigel Calcutt, PhD
UCSD
Professor
Pathology


Angela Hansen, BSc
WinSanTor
SVP
Regulatory/Programs


Paul Fernyhough, PhD
University of Manitoba
Professor
Pharmacology/Therapeutics


Edward Clark Cullen, MD
Sunstone Primary Care
Physician
Internal Medicine


Nikhil Iyengar, MD
Scottsdale Osborn Medical Center Cardiologist


Jonathan Scheff, MD
Anthem Health
Former CMO


Henri K. Parson, PhD
East Virginia Medical School
Associate Professor
Internal Medicine

LEADERSHIP

BOARD OF DIRECTORS – LEADERS IN DISRUPTION







Stanley Kim	Jonathan Scheff	Greg Simon	John Suh	Bill Molloie
	Reimbursement	Patient/Government	Finance	Taxes/Finance
	Retired CMO	Founder/Exec	Retired CEO	Retired China Head Technology/Life Science
	builder Health Net	*leader* FasterCures; BIDEN CANCER INITIATIVE; CANCER MOONSHOT	*disruptor* legalzoom	*educator* pwc

ROADMAP



Comps
2014
YEAR
2021
2023
2025
LYRICA
$5B sales (2018)
HELIXMITH $4.48B
Sangamo $4.4B
Avg Biotech PE Ratio** 77.3
EXIT 2
Blockbuster
EXIT 1
APPROVABLE
Statistically significant efficacy in humans
THRESHOLD for partnerships and larger investments
WST is Here
Expanded Access (Compassionate Use)
up to $5M (2023)
Conditional Approval (Canada and Europe)
Post PH2 sales
Proof of concept safety/efficacy in humans
Preliminary safety in humans
Preclinical work
Lead candidate ID'd
Biotech Life Cycle
Valuation Rise*
Preclinical
Phase 1
Phase 2
Phase 3
Commercialization

FINANCING

COST AND SOURCES OF FINANCES

No adverse effects observed — PHASE 1 → PHASE 2 → PHASE 3 (WST is Here) → EXIT 1 → EXIT 2 — FDA APPROVED

Past Funding

>$60M Total Grants & Partnerships (non-dilutive)

Including $35M in peer reviewed grants awarded based on innovation/results

ONLY $3.25M in investments

Initiating

- Initiating Phase 3
- Ongoing 3 Phase 2

Completed

- Japan License ($20+ upfront)*
- $14M awarded in Grants*
- Fast Track Designation
- Mftg for Phase 3

* revenue

Phase 3/commercialization
$130M total (3 yrs)
($50M from investors)

Sources

- International Licenses (revenue)
  - $50M (EU, Asia, MENA, LATAM)
- Investors (2023 $10M SAFE, 2024 ~ $40M)
- Public (IPO – 2025)
- Grants
- Possible Sales (Conditional Approval + EAP) (2023 - $2M, 2024 - $30M)

FINANCING

INVESTMENTS & REVENUE

WST is Here — Q2 2023 → Q3 2024 → PHASE 3 → Q4 2025 — IPO — FDA APPROVED

REGIONAL EXCLUSIVE LICENSE
Milestones and royalties → $50M partnerships

CURRENT ASK
- $10M SAFE
- 20% discount
- $500M cap*

EQUITY INVESTMENTS
$40M (valuation TBD) → $50M investments

EXPANDED ACCESS
- $5M

CONDITIONAL APPROVAL
- $25M

→ $30M revenue

$130M total

*Comparables

$2.1B IPO Acelyrin (2023)
$4.4B NPV Sangamo
$4.8B IPO Helixsmith

- Europe & Canada

FINANCIALS

BUSINESS GROWTH



Revenue (in millions)
License
Grants
Services
1.7
100%
421%
7.2
18%
69%
166%
12.0
13%
83%
468%
56.4
1%
99%
FY 2020
FY 2021
FY 2022
FY 2023 E

- Forecast $50M in license revenue in 2023 prior to start of Phase 3

Close Strategic License Deals in 2023 & 2024 to funds Phase 3 trials

Public or Private Raise of $50-75M in 2024-2025 to fund rest of Phase 3 and commercialization along with potential investor liquidation

EU/Canada Go-to-Market in 2025

US Go-to-market by Q1 2026



Revenue
Expenses
CF
1,400
1,200
1,000
800
600
400
200
-
(200)
2023
2024
2025
2026
2027

FINANCIALS

USE OF FUNDS (2023-2025)

(in thousands)

Category	Forecasted Annual Spend by Category ($ in Thousands) 2023	2024	2025	Total
R&D Staff	2,843	5,178	5,951	13,972
Clinical	7,939	37,422	34,981	80,342
Regulatory	962	280	1,665	2,907
Toxicology	2,006	1,769	2,507	6,283
Drug Manufacturing	3,202	3,897	7,543	14,641
Total R&D Spend	**16,952**	**48,547**	**52,648**	**118,146**
G&A	3,870	5,862	5,993	15,725
Total Spend	**20,821**	**54,409**	**58,641**	**133,871**

Category	Percent of Total Annual Spend by Category 2023	2024	2025	Total
R&D Staff	14%	10%	10%	10%
Clinical	38%	69%	60%	60%
Regulatory	5%	1%	3%	2%
Toxicology	10%	3%	4%	5%
Drug Manufacturing	15%	7%	13%	11%
Total R&D Spend	**81%**	**89%**	**90%**	**88%**
G&A	19%	11%	10%	12%
Total Spend	**100%**	**100%**	**100%**	**100%**

Value proposition

WST-057 is potentially the first and only disease modifying treatment:



- ✓ A novel proprietary MoA for nerve repair and regrowth
- ✓ The first and only drug clinically showing prevention & reversal of peripheral nerve damage
- ✓ The API is a repurposed drug with ~40 years of systemic safety
- ✓ API was previously sold in EU and Asia (potential for accelerated approval in same countries)
- ✓ An established safety profile in millions of people
- ✓ A proprietary topical reformulation
- ✓ P3-ready in diabetic PN (and multiple P2 in secondary indications)
- ✓ FDA fast track designation for painful diabetic neuropathy
- ✓ Affordable – Opportunity to develop for global market

Sources: Globenewswire.com

physician and a pharmacist as well as an entrepreneur. I have been exposed to this disease as well as the millions of patients who suffer from this. I would [sic] over to be part of the team who may be on the cutting edge of improvement of this illness. Excited and eager for what this company may unfold

My wife developed chronic regional pain syndrome after trauma from a nerve block. I saw how much pain she was in, and hope that you are successful in creating this treatment.

Thank you for extraordinary efforts into the area of peripheral neuropathy. I currently suffer from this issue. I am an healthy individual but this nerve pain in my thigh has affected my quality of life. I am looking forward to a successful drug approval in US that I can use one day and making money from this investment at the same time. Wish you all the best. Thanks P

Hello Braintrust, Unfortunately 18.5 years ago I was driven into the back of a cement truck in South Africa. Because I survived I have lived with constant neuropathy that has brought me nothing but pain. The more active I am the more pain I experience. I hope WinSanTor [sic] is able to not only bring a product to market successfully that eliminates the suffering of millions of neuropathy sufferers like me, improving our quality of life and overall health while making us all a nice healthy profit. Keep up the good work and if I can be a lab rat let me know.

WINSANTOR

Dear WinSanTor Team.. I'm suffering from diabetes myself. Really hope your research for this treatment will be successful. Thank you for giving us a hope for DPN.

Hello, My name is Tony. My wife and I are excited to follow the progress of this new company! I also have neurothropy [sic].

InvestorRelations@winsantor.com

experienced neuropathy during chemo to treat osteosarcoma. Fortunately it abated and she is done with her chemo. I am hopeful you will be successful in getting this to market. My career has focused on strategy and growing businesses, however the bulk of my work is in financial services. Happy to help in any way possible beyond my modest investment. Best wishes, Kyle

Hi, I'm Vince. I want to let you know that I am onboard with you on this journey with your passion and caring hearts to bring relief to the millions of innocent Americans and others worldwide suffering from this dangerous disease. Thank you. My thumbs up to you and I know you will make it.

Hello I'm Marie and I'm happy to be an investor in such a worthwhile cause as relieving the suffering of million in DPN.